Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-92495) of our report dated June 25, 2013, relating to the statements of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2012, which appears in the December 31, 2012 annual report on Form 11-K of the Huttig Building Products, Inc. Savings and Profit Sharing Plan.

/s/Brown Smith Wallace, L.L.C.

June 25, 2013

St. Louis, Missouri